GRAVITY Co., Ltd.
Financial Statements
December 31, 2004 and 2003

Page(s)

Report of Independent Auditors	1 - 2
Financial Statements
Balance Sheets	3
Statements of Income	4
Statements of Appropriations of Retained Earnings	5
Statements of Cash Flows	6 - 7
Notes to Financial Statements	8 - 30

Report of Independent Auditors

To the Board of Directors and Shareholders of
GRAVITY Co., Ltd.

We have audited the accompanying balance sheets of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2004 and 2003, and the related statements of income, appropriations of retained earnings and cash flows for the year then ended, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2004 and 2003, and the results of its operations, the changes in its retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to the following matters.

As discussed in Note 22 to the accompanying financial statements, on February 8, 2005, the Company registered with NASDAQ and sold 8 million American Depositary Shares (ADS), with the Company issuing the 5.6 million ADS and existing shareholders selling 2.4 million ADS for total proceeds of US$ 108 million. The price of ADS is US$13.50 per share, and four ADS are equivalent to one common share.
The funds raised will be used for research and development of “RAGNAROK2”, “REQUIEM” and other online games as well as game publishing.

As discussed in Note 14 to the accompanying financial statements, the Company restated its financial statements as of and for the year ended December 31, 2003, to correct the overstatement of research and development costs and its amortization expenses. The said overstatements caused the net income to be overstated by KRW 178 million and the retained earnings to be overstated by KRW 1,708 million.

As discussed in Note 18 to the accompanying financial statements, the Company sells its products to, and purchases certain materials from, related parties. During the year ended December 31, 2004, the Company had sales to and purchases from related parties amounting to KRW 67 million and KRW 793 million, respectively. The related receivables amounted to KRW 4,021 million as of December 31, 2004.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea
February 18, 2005

This report is effective as of February 18, 2005, the audit report date.
Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2004 and 2003

(in thousands of Korean Won)	2004	2003
Assets
Current assets
Cash and cash equivalents (Note 3)	15,821,935	5,063,399
Short-term financial instruments (Note 3)	8,900,000	1,600,000
Available for-sale securities (Note 5)	496,313	600,000
Accounts receivable (Note 4)	5,899,888	4,011,789
Short-term receivable (Note 7)	121,599	36,000
Other accounts receivable	155,525	117,938
Accrued income	70,341	34,456
Advance payments	713,177	206,481
Prepaid expenses	16,408	2,313
Prepaid income taxes	479,292	619,377
Inventories	57,402	3,246

Total current assets	32,731,880	12,294,999
Equity method investments (Note 6)	1,670,672	317,501
Long-term receivable (Note 7)	45,666	251,538
Guarantee deposits	3,915,510	3,881,455
Other investments	926,033	950,233
Deferred income tax assets (Note 16)	2,964,271	106,478
Property, plant and equipment, net (Note 8)	11,249,144	3,125,431
Intangible assets, net (Note 9)	4,545,209	1,897,339

Total assets	58,048,385	22,824,974

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,055,189	1,226,516
Deferred income	3,887,694	1,361,111
Advance received	70,109	47,432
Withholdings	28,070	49,828
Leasehold deposit received	2,000,000	—
Capital lease liabilities	—	103,694
Total current liabilities	8,041,062	2,788,581
Long-term deferred income (Note 11)	1,894,094	2,333,333
Accrued severance benefits, net (Note 10)	817,038	286,742
Total liabilities	10,752,194	5,408,656

Commitments and contingencies (Note 11)
Shareholders’ equity
Common stock (Note 12)	2,774,450	2,774,450
Capital surplus
Paid in capital in excess of par value	2,117,831	2,117,831
Retained earnings	42,512,806	12,523,705
Capital adjustment
Losses on valuation of available-for-sale securities (Note 5)	(3,687)	—
Gains on valuation of equity method investments (Note 6)	—	332
Losses on valuation of equity method investments (Note 6)	(114,309)	—
Stock options (Note 13)	9,100	—

Total shareholders’ equity	47,296,191	17,416,318

Total liabilities and shareholders’ equity	58,048,385	22,824,974

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Statements of Income
Years Ended December 31, 2004 and 2003

(in thousands of Korean Won, except per share amounts)	2004	2003
Revenues	58,223,490	37,035,034
Cost of sales	8,662,770	6,518,562

Gross profit	49,560,720	30,516,472
Selling and administrative expenses (Note 15 and 20)	15,996,807	12,401,192

Operating income	33,563,913	18,115,280

Non-operating income
Interest income	502,813	105,807
Gain on foreign exchange transactions	324,389	84,345
Gain on foreign exchange translation (Note 19)	2,690	778
Gain on disposal of property, plant and equipment	37	183,214
Gain on disposal of intangible assets	9,030	—
Gain on available-for-sale securities	—	26,900
Earnings from equity method investments	—	592,705
Gain from disposal of business unit	—	20,000
Miscellaneous gains	66,041	49,138
	905,000	1,062,887

Non-operating expenses
Interest expense	1,213	208,715
Loss on foreign exchange transactions	896,805	46,949
Loss on foreign exchange translation (Note 19)	143,702	6,356
Loss on disposal of available-for-sale securities	1,331	510
Loss on impairment of available-for-sale securities	—	100
Losses from equity method investments (Note 6)	98,783	—
Loss on impairment of investments	—	776,700
Loss on disposal of intangible assets	—	168
Donations	3,000	2,030
Miscellaneous losses	6,676	79,295

	1,151,510	1,120,823

Income before income taxes	33,317,403	18,057,344
Income tax expense (Note 16)	3,328,303	3,419,162

Net income	29,989,100	14,638,182

Per share data (In Won)
Ordinary income per share (Note 17)	5,405	2,853
Earnings per share (Note 17)	5,405	2,853

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.

Statements of Appropriations of Retained Earnings

Years Ended December 31, 2004 and 2003

(Dates of Appropriations: March 29, 2005 and March 26, 2004
for the years ended December 31, 2004 and 2003, respectively)

(in thousands of Korean Won)

	2004	2003
Retained earnings before appropriations
Unappropriated retained earnings(undisposed accumulated deficit)
carried over from prior year	12,523,706	(2,110,973)
Write off of start-up costs (Note 9)	—	(3,504)
Net income	29,989,100	14,638,182

	42,512,806	12,523,705
Appropriations of retained earnings	—	—
Unappropriated retained earnings carried
forward to subsequent year	42,512,806	12,523,705

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in thousands of Korean Won)	2004	2003
Cash flows from operating activities
Net income	29,989,100	14,638,182

Adjustments to reconcile net income to net cash used
in operating activities
Depreciation	1,855,692	1,511,061
Amortization of intangible assets	857,015	378,480
Loss on disposal of available-for-sale securities	1,331	510
Loss on foreign exchange translation	143,702	6,356
Loss on impairment of available-for-sale securities	—	100
Provision for severance benefits	807,136	408,096
Losses from equity method investments	296,183	—
Loss on impairment of investments	—	776,700
Loss on disposal of intangible assets	—	168
Compensation expenses associated with stock option	9,100	—
Gain on foreign exchange translation	(2,232)	—
Gain on disposal of available-for-sale securities	—	(26,900)
Earnings from equity method investments	—	(267,385)
Gain on disposal of property, plant and equipment	(37)	(183,214)
Gains on disposition of intangible assets	(9,030)	(20,000)
	3,958,860	2,583,972

Changes in operating assets and liabilities
Increase in accounts receivable	(2,004,369)	(989,140)
Increase in other accounts receivable	(37,587)	(73,344)
Increase in accrued income	(35,885)	(34,456)
Increase in prepaid expenses	(14,096)	(2,312)
Increase in advance payments	(706,697)	(205,481)
Decrease(increase) in prepaid income taxes	140,086	(603,595)
Increase in inventories	(54,156)	(3,246)
Increase (decrease) in accounts payable	826,381	(712,444)
Increase (decrease) in advance received	22,678	(5,980,346)
Increase in deferred income	2,526,583	1,361,111
(Decrease) increase in withholdings	(21,758)	38,261
(Decrease) increase in long-term deferred income	(439,239)	2,333,333
Payment of severance benefits	(125,624)	(113,260)
Increase in retirement insurance deposits	(151,216)	(71,366)
Increase in deferred income tax assets	(2,857,793)	(106,478)
	(2,932,692)	(5,162,763)

Net cash provided by operating activities	31,015,268	12,059,391

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2004 and 2003

(in thousands of Korean Won)	2004	2003
Cash flows from investing activities
Disposal of available-for-sale securities	98,669	—
Decrease in guarantee deposits	—	710,000
Proceeds from disposal of other investments	24,200	223,300
Proceeds from disposal of property, plant and equipment	2,382	812,979
Proceeds from disposal of intangible assets	110,280	99,832
Increase in leasehold deposit received	2,000,000	—
Redemption of long-term loans	182,964	—
Acquisition of short-term financial instruments, net	(7,300,000)	(1,600,000)
Acquisition of available-for-sale securities, net	—	(123,610)
Payment for short-term loans	(85,599)	(36,000)
Acquisition of equity method investments	(1,763,995)	(49,784)
Payment for long-term loans	—	(257,894)
Increase in guarantee deposits	(34,055)	(3,496,015)
Acquisition of other investments	—	(1,892,153)
Acquisition of property, plant and equipment	(9,981,750)	(3,887,219)
Acquisition of intangible assets	(3,406,134)	(1,369,878)
Net cash used in investing activities	(20,153,038)	(10,866,442)

Cash flows from financing activities
Proceeds from short-term borrowings	—	4,000,000
Proceeds from offering shares	—	3,223,350
Proceeds from capital lease liabilities	—	603,359
Repayment of short-term borrowings	—	(4,000,000)
Repayment of capital lease liabilities	(103,694)	(499,666)
Payment of stock issuance	—	(16,453)
Net cash (used in) provided by financing activities	(103,694)	3,310,590

Net increase in cash and cash equivalents	10,758,536	4,503,539
Cash and cash equivalents (Note 21)
Beginning of year	5,063,399	559,860

End of year	15,821,935	5,063,399

The accompanying notes are an integral part of these financial statements.

GRAVITY Co., Ltd.
Notes to Financial Statements
December 31, 2004 and 2003

1. The Company

GRAVITY Co., Ltd. (“GRAVITY” or the “Company”) was incorporated on April 4, 2000 to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, American and Europe.

According to the Article 25 of the Special Purpose Law for Incubating Venture Companies, the Company was designated as a venture company at the Seoul Regional Office for Small and Medium Business Administration on June 2, 2001. The designation was renewed on September 2, 2003, upon the expiration of the first designation.

On March 14, 2003, the Company established Gravity Interactive, LLC (“Interactive”), a wholly owned US-based subsidiary.

On January 20, 2004, the Company acquired 50% of the voting shares of RO Production Co., Ltd., a Japanese subsidiary. On October 25, 2004, the Company acquired the remaining 50%.

The Company maintains a single business segment which is the business of developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a multi-player online role-playing game, was commercially launched in August 2002.

As of December 31, 2004, the total paid-in capital amounts to KRW2,774,000 thousand.

As of December 31, 2004, the Company’s major shareholders are:

Shareholders	Number of shares	Percentage of ownership (%)
Jung-Ryool Kim	3,176,454	57.25
Ji-Young Kim	282,350	5.09
Rhoceo Co., Ltd.	276,800	4.99
Young- Joon Kim	218,820	3.94
Ji- Yoon Kim	176,470	3.18
Others	1,418,006	25.55

Total	5,548,900	100.00

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below:

Basis of Financial Statement Preparation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language(Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Commission. As SKFAS No 2 through 9 became applicable to the Company on January 1, 2003, the Company adopted these statements in its financial statements covering periods beginning on or after this date. In addition, as SKFAS No 10, 12 and 13 became applicable to the Company on January 1, 2004, the Company adopted these Standards in its financial statements as of and for the year ended December 31, 2004

Accounting Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Revenue Recognition

Online games- subscription revenue

Prepaid online game subscriptions are recognized as revenue upon their actual usage.

Online games-royalties and license fees

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments, which are currently only paid in China, are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees.

Investments in Securities
The Company accounts for equity and debt securities under the provision of SKFAS No. 8, Investments in Securities. This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities, classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at the reasonable interest rate determined considering the credit ratings provided by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to operations and those resulting from available-for-sale securities are charged to capital adjustment, the accumulated amount of which shall be charged to operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the income statement when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities for the amortization of discounts or premiums.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts based on historical collection experience and estimated collectibility of the receivables.

Inventories
The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period, and by physical count as of the balance sheet date. And inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method. Inventory valuation loss, if any, is presented as a contra inventory account to reduce the carrying amount to its net realizable value. This inventory valuation loss forms part of cost of sales.

Investments in Equity Securities
Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between cost of investment and underlying book value

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over reasonable period less than 20 years, and the amortization is charged to investment.

Non-marketable securities

Investments in non-marketable equity securities of non-controlled investees are reported at cost, except for declines in the Company’s proportionate ownership in the underlying book value of the investee which are deemed to be permanent, which are recorded as valuation losses in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Foreign Currency Financial Statements of Equity Method Investees

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the capital adjustment account, a component of shareholders’ equity.

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Depreciation is computed using the declining-balance method, except for buildings which use the straight-line, over the estimated useful lives of the assets, as follows:

Description	Estimated Useful Lives
Building	40 years

Computers and equipment	5 years

Furniture and fixtures	5 years

Vehicles	5 years

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.

Intangible Assets
Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the asset, as follows.

Description	Estimated Useful Lives
Software	5 years

Development costs	3 years

Other intangible assets	3 years

Ordinary research and development costs are expensed as incurred. Development costs directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are written down or written off from the accounts.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the asset is reduced to its estimated realizable value by recording an impairment loss charged to current operations and presenting it as a reduction from the said carrying value. However, any recovery of the impaired asset is recorded in current operations and should not exceed the carrying amount of the asset before impairment.

Impairment Loss
An impairment loss related to assets, other than marketable securities, investment securities and assets for which present value discounts are applied, are included in income from operations when there are declines in fair value arising from obsolescence, physical damage or the significant decline in market value. A subsequent recovery is recorded as non-operating income up to the original book value.

Leases
The Company accounts for lease transactions as either operating leases or financing leases, depending on the terms of the lease agreement. Machinery and equipment acquired under financing lease agreements are recorded as property, plant and equipment at cost and depreciated using the declining-balance method over their estimated useful lives. In addition, the aggregate lease payments are recorded as obligations under financing leases, net of accrued interest, as determined by the total lease payments in excess of the cost of the leased machinery and equipment. Accrued interest is amortized over the lease period using the effective interest rate method. In addition, the gain realized on sales and leaseback of certain assets, representing the excess of net sales price over the cost basis of the lease assets, is deferred and amortized as income in proportion to the related gross rental charged to expense over the operating lease term. Machinery and equipment acquired under operating lease agreements are not included in property, plant and equipment. Rather, the related lease rentals are charged to expense when incurred.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has made deposits to insurance company. The use of the deposit is restricted to the payment of severance benefits. Accordingly, accrued severance benefits in the accompanying balance sheet are presented net of this deposit.

Income Tax Expense
The Company recognizes deferred tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carry-forwards and tax credits, by applying statutory tax rates applicable to the years when such differences are expected to reverse. Deferred tax assets are recognized when it is more likely such deferred tax assets will be realized. The total income tax provision includes the current tax expense under applicable tax regulations and the change in the balance of deferred tax assets and liabilities during the year.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the rates in effect at the balance sheet date, and resulting translation gains or losses are recognized in current operations.

3. Cash and Cash Equivalents, Short-Term and Long-Term Financial Instruments

Cash and cash equivalents, short-term and long-term financial instruments as of December 31, 2004 and 2003, consist of the following:

	Annual Interest Rates
	(%)
(In thousands of Korean Won)	as of December 31, 2004
		2004	2003
Cash and cash equivalents

Cash	-	6,16111	3,846

Deposits on demand	0.5 ~ 1.0	15,208,719	4,745,950

Foreign currency deposits	0.01 ~ 0.21	607,055	313,603

		15,821,935	5,063,399

Short-term financial instruments

Time deposits	3.6 ~ 4.0	8,000,000	1,500,000

Installment deposits	3.6 ~ 3.7	900,000	100,000

		8,900,000	1,600,000

4. Accounts Receivable

Accounts receivable which no allowance for doubtful accounts has been provided for as of December 31, 2004 and 2003, are as follows:

(in thousands of Korean Won)	2004	2003
Accounts receivable	5,899,888	4,011,789

5. Available-For-Sale Securities

Available-for-sale securities as of December 31, 2004 and 2003, consist of the following:

(In thousands of Korean Won)	2004			2003
Beneficiary Interest in	Acquisition
Investment Funds	Cost	Fair Market Value	Book Value	Book Value

Citibank Korea	500,000	496,313	496,313	600,000

Available-for-sale securities in the form of beneficiary interest in investment funds are accounted for at their fair value as provided by Citibank Korea. A capital adjustment of KRW3,687 thousand was recorded as unrealized loss from available-for-sale securities.

6. Equity Method Investments

(in thousands of Korean Won)				Equity Method			Book Value
						Capital
	Percentageof			Net	Retained	Adjustments[2]
Foreign Investees	Ownership (%)	Acquisition Cost	Beginning Balance	Income	Earnings	up>	2004	2003
Gravity Interactive., LLC.[1]	100	49,784	317,501	400,034	197,400	65,583	454,552	317,501
RO Production Co.,Ltd.	100	1,763,994	—	(498,816)	—	49,058	1,216,120	—

Total		1,813,778	317,501	(98,782)	197,400	114,641	1,670,672	317,501

[1]Gravity Interactive LLC was established as a limited liability company on March 14, 2003. It has issued no shares and its offices are located at 4505 Glencoe Ave., Marina del Rey, California, USA.

[2]Loss from translating the local currency financial statements to Korean won is accounted for as valuation loss of equity method investments and is presented as capital adjustment.

Differences between cost of investment and underlying book value

There is no difference between cost of investment and underlying book value for in Gravity Interactive, LLC because the Company invested at the inception of Gravity Interactive, LLC.

Differences between cost of investment and underlying book value were incurred due to an additional purchase of RO Production Co., Ltd. in 2004. The differences of KRW127,427 thousand was fully amortized in 2004.

Elimination of unrealized gain or loss

Unrealized loss of KRW16,740 thousand from sales of property, plant and equipment in 2003, was eliminated in full with valuation of equity method investment.

Use of unaudited financial statement

Unaudited financial statements of Gravity Interactive, LLC. and RO Production Co., Ltd. for the year ended December 31, 2004 were used in the valuation of equity investment.

7. Short-term and long-term receivable

Short-term and long-term receivable of the Company as of December 31, 2004 and 2003, consist of the following:

	Annual Interest Rate (%)
(in thousands of Korean Won)	as of December 31, 2004	2004	2003
Loans for employee housing	9.0	12,000	36,000
Loans to affiliated company[1]	8.0	155,265	251,538

		167,265	287,538
Less : Short-term loans receivable		(121,599)	(36,000)

Long-term loans receivable		45,666	251,538

[1]Represents loans to Gravity Interactive, LLC., a wholly owned, US-based subsidiary (Note 18).

8. Property, Plant and Equipment

Changes in property, plant and equipment as of December 31, 2004 and 2003, are as follows:

In 2004

(in thousands			Computer and		Furniture and	Financial lease	Leasehold
of Korean Won)	Land	Buildings	Equipment	Vehicles	fixtures	asset	improvement	Total
Acquisition cost
Beginning balances	—	—	2,933,372	161,321	542,334	603,359	974,885	5,215,271
Acquisition	5,953,902	2,233,629	1,633,761	—	92,358	—	68,100	9,981,750
Transfer	—	—	603,359	—	—	(603,359)	—	—
Disposal	—	—	(43,998)	—	—	—	—	(43,998)

	5,953,902	2,233,629	5,126,494	161,321	634,692	—	1,042,985	15,153,023

Accumulated depreciation								—
Beginning balances	—	—	1,315,421	68,516	197,706	241,133	267,065	2,089,841
Depreciation expense	—	32,553	1,279,328	41,855	172,492	—	329,464	1,855,692
Transfer	—	—	241,133	—	—	(241,133)	—	—
Disposal	—	—	(41,654)	—	—	—	—	(41,654)

	—	32,553	2,794,228	110,371	370,198	—	596,529	3,903,879

Book Value	5,953,902	2,201,076	2,332,266	50,950	264,494	—	446,456	11,249,144

In 2003

(in thousands	Computer and		Furniture and	Financial lease	Leasehold
of Korean Won)	Equipment	Vehicles	fixtures	asset	improvement	Other	Total
Acquisition cost

Beginning balances	1,846,568	59,754	219,077	—	—	—	2,125,399
Acquisition	1,401,864	101,567	323,257	603,359	974,885	482,287	3,887,219
Disposal	(315,060)	—	—	—	—	(482,287)	(797,347)

	2,933,372	161,321	542,334	603,359	974,885	—	5,215,271

Accumulated depreciation
Beginning balances	650,421	20,834	75,107	—	—	—	746,362
Depreciation expense	745,127	47,682	122,599	241,133	267,065	87,455	1,511,061
Disposal	(80,128)	—	—	—	—	(87,455)	(167,583)

	1,315,420	68,516	197,706	241,133	267,065	—	2,089,840

Book Value	1,617,950	92,805	344,628	362,226	707,820	—	3,125,431

Property, plant and equipment covered by insurance policies as of December 31, 2004, are as follows:

(in thousands of Korean Won)	Amount Insured	Insurance Company	Type of Insurance
Building	6,000,000	Ssangyong Fire & Marine Insurance	Fire Insurance

Furniture and fixtures	500,000	Ssangyong Fire & Marine Insurance	Fire Insurance

	6,500,000

The Company maintains a natural gas accident insurance for the building with indemnities of KRW60 million per person and KRW300 million per accident. The Company also maintains vehicle accident insurance.

As of December 31, 2004, the value of the Company’s land, as determined by the local government in Korea for property tax assessment purposes, amounts to approximately KRW3,504,368 thousand.

9. Intangible Assets

Changes in intangible assets for the year ended December 31, 2004 and 2003, are as follows:

In 2004

(in thousands of Korean Won)	Development costs	Software	Other	Total

Beginning balances	225,583	1,595,923	75,833	1,897,339
Acquisition[1]	1,110,984	2,460,418	34,733	3,606,135
Disposals	—	(101,250)	—	(101,250)
Amortization	(142,473)	(684,442)	(30,100)	(857,015)

Ending balance	1,194,094	3,270,649	80,466	4,545,209

1In 2003, the Company purchased and obtained the exclusive sales and operating rights to “R.O.S.E. Online”, an online game being developed by TriggerSoft Corp. In 2004, the development of the said online game was completed, costs and expenses related to the acquisition of “R.O.S.E. Online” were recorded as development costs (Note 11). “R.O.S.E. Online” was launched on January 20, 2005.

In 2003

(in thousands of Korean Won)	Start-up costs	Development costs	Software	Other	Total
Beginning balances	3,504	368,057	617,885	—	989,446
Acquisition	—	—	1,291,878	78,000	1,369,878
Disposals	—	—	(80,000)	—	(80,000)
Amortization[2]	(3,504)	(142,474)	(233,840)	(2,167)	(381,985)

Ending balance	—	225,583	1,595,923	75,833	1,897,339

[2]Unamortized amount of start-up costs were fully amortized because of the change in accounting standards regarding start-up cost amortization.

10. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2003, are as follows:

(in thousands of Korean Won)	2004	2003
Balance, beginning of year	358,108	63,273
Provision for the year	807,136	408,095
Payments of severance benefits	(125,624)	(113,260)
	1,039,620	358,108
Less: amounts placed as deposit at an insurance company	(222,582)	(71,366)

Balance at end of the year	817,038	286,742

The Company holds severance benefit guarantee policy from SK Life Insurance which guarantees 21.4% of estimated severance benefit as of December 31, 2004, for the employees as a beneficiary.

11. Commitments and Contingencies

In February and April, 2002, the Company entered into agreements with Sunny YNK, Inc. (“Sunny YNK”) pursuant to which the Company granted it the exclusive right to distribute “RAGNAROK” in domestic market for a contractual period of three years from the date “RAGNAROK” was first commercialized. The Company received prepayment of KRW 7billion and accounted as unearned revenue and long-term unearned revenue. The prepayment is recognized as royalty revenue during the contract period. Additionally net sales of “Sunny YNK” incurred from the “RAGNAROK” will be splited equally to the Company and “Sunny YNK” until the net sales resulted from distributing “RAGNAROK” amount reaches KRW 7 billion. After net sale reaches KRW 7 billion, the net sales will be allocated 80% and 20% to the Company and “Sunny YNK”, respectively.

The Company has contracts for exclusive right of “RAGNAROK” distribution, sales, etc. with each Provider1. The Company receives 25%~40% of sales incurred from “RAGNAROK” online game depends on the contracts.

[1]GungHo Online Entertainment, Inc. (Japan), Soft-World International Corporation (Hong Kong and Taiwan), Level up Inc. (Philippine, Brazil, India), PT. LYTO DATARINDO FORTUNA (Indonesia), Asiasoft International Co., Ltd. (Thailand), Value Central Corporation(Republic of China, Singapore, Malaysia), Burda Holding International GmbH. (Germany), OngameNet PTY Ltd. (Australia, New Zealand), Neo Cyon, Inc. (Russia), etc. (hereinafter “Provider”)

In 2003, the Company purchased the on-line game, “R.O.S.E. Online”, developed by TriggerSoft Corp. KRW 200million of contract costs was paid in 2003, and KRW 500million in 2004. Costs and expenses related to obtain exclusive sales and operating rights for “R.O.S.E. Online” were recorded as development costs (Note 9). “R.O.S.E. Online” was launched on January 20, 2005.

12. Capital stock

The Company is authorized to issue a total of 40 million shares with a par value of KRW500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of this authorized amount, the Company is authorized to issue non-voting preferred shares for up to 2 million shares. Under the articles of incorporation, holders of non-voting preferred shares are entitled to receive dividends of not less than 1% and up to 15% of the par value of such shares. The exact rate will be determined by the Company’s board of directors at the time of issuance, provided that the holders of preferred shares are entitled to receive dividends at a rate not lower than that determined for holders of Common shares.

On March 14, 2003, the Company issued 2,148,900 common shares for KRW1,500 per share. The Company recorded total gross proceeds of KRW3,206 million, net of issuance costs in the amount of KRW17 million.

On November 22, 2003, the Company’s shareholders approved a 10-for-1 stock split which became effective on December 25, 2003. The Company’s shareholders received nine additional shares for each share they owned as of record date of October 27, 2003. All share data have been restated to reflect the stock splits for all periods presented.

As of December 31, 2004, the Company had a total of 5,548,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are in registered form. No non-voting preferred shares were issued or outstanding.

Movements in common stock for the years ended December 31, 2004 and 2003, are as follows:

(in thousands of Korean	Number of shares
Won, except number of	issued and		Paid in capital in
shares)	outstanding	Common stock	excess of par value
Balance, January 1, 2003	340,000	1,700,000	(14,016)
Issuances in 2003	214,890	1,074,450	2,132,447
Stock split	4,994,010	—	—
Balance, December 31, 2003	5,548,900	2,774,450	2,117,831
Balance, December 31, 2004	5,548,900	2,774,450	2,117,831

13. Stock Based Compensation

As of December 31, 2004, options to purchase 271,000 shares were issued and outstanding. The details of the Company’s stock option granted to employee and executives are as follows:

No.	Grant Date	No. of Common Shares to be issued in the Exercise	Exercise Price
1	Dec 24, 2004	50,000	55,431

2	Dec 24, 2004	221,000	45,431

At the time of the award, the exercise price for officers and employees are £Ü80,000 and £Ü70,000, respectively. However, if the Company successfully lists its shares at NASDAQ before December 31, 2004, the officers may exercise using the NASDAQ price and the employees may exercise using the public offering price less KRW10,000 (Note 22).

Compensation costs recognized as salary expenses for the year ended December 31, 2004, amounted to KRW9,100 thousand. Future compensation costs related to the above stock options amount to KRW1,540,778 thousand.

14. Restatement of December 31, 2003 financial statements

The Company restated its financial statements as of and for the year ended December 31, 2003, to correct the overstatement of research and development costs and the related amortization expenses. The said overstatements caused the net income to be overstated by KRW178 million and the retained earnings to be overstated by KRW1,708 million.

Prior period adjustments as of and for the year ended December 31, 2003 are as follows:

(in thousands of Korean Won)

Adjustments	Corresponding Year	Description	Amount
		Overstatement of
Gain on prior		cost of goods
period adjustment	2001	sold[1]	-
	2002		274,757
	2003		681,873

Sub Total			956,630

Loss on prior		Overstatement of
period adjustment	2001	development cost	871,945
	2002		932,563
	2003		859,753

Sub Total			2,664,261

1Overstatement of cost of goods sold are caused by the amortization of overstated development cost.

The corresponding year and the major changes are as follows:

(in thousands of Korean Won)

	2001[2]		2002		2003
	Before	After	Before	After	Before	After

Net income(loss)	(396,377)	(1,268,322)	(43,062)	(700,867)	14,816,063	14,638,183

EPS[1]	(217)	(694)	(13)	(209)	2,888	2,853

1The weighted average number of common shares are reflected the stock split on November 22, 2003
2Net losses in 2001 are from the unaudited financial statements.

15. Selling and administrative expenses

Selling and administrative expenses for the years ended December 31, 2004 and 2003, consist of the following:

(in thousands of Korean Won)	2004	2003
Advertising expenses	3,809,513	4,092,511
Salaries	2,653,865	1,628,894
Research and development expenses	1,933,277	859,753
Depreciation	705,804	539,692
Rent	440,026	341,890
Employee benefits	431,502	293,128
Provision for severance benefits	328,295	159,062
Transportation expenses	246,346	16,168
Amortization	151,340	1,874
Taxes and dues	145,397	55,318
Freights	16,543	8,579
Insurance premium	6,928	3,813
Stock compensation costs (Note 14)	3,740	—
Others	5,124,231	4,400,510
	15,996,807	12,401,192

16. Income taxes

Income tax expense for the years ended December 31, 2004 and 2003, consist of the following:

(In thousands of Korean Won)	2004	2003
Current income taxes	6,186,096	3,525,640
Deferred income taxes[1]	2,857,793	106,478

Income tax expense	3,328,303	3,419,162

1Effect of temporary difference in income taxes

Current year temporary deferred income tax assets	2,964,271
Prior year temporary deferred income tax assets	106,478

Changes in temporary deferred income taxes	2,857,793

Effective tax rate for the years ended December 31, 2004 and 2003, are as follows:

(In thousands of Korean Won)	2004	2003
Income tax (A)	3,328,303	3,419,162

Income before income tax expenses (B)	33,317,403	18,057,344

Effective income tax rate (A) / (B)	9.99%	18.94%

Details of deferred income taxes as of December 31, 2004 and 2003, are as follows:

					Deferred
(In thousands of Korean Won)	Jan. 1, 2004	Increase (Decrease)	Increase (Decrease)	Dec. 31, 2004	Income taxes
Depreciation expense	33,245	—	14,994	18,251	5,019
Start-up costs	(1,752)	—	(1,752)	—	—
Development cost (Deferred assets)	(150,378)	—	(285,137)	134,759	33,353
Development cost (Intangible assets)	17,921	—	—	17,921	4,928
Provision for severance benefits	214,865	447,624	38,716	623,773	171,537
Deposits for severance benefits	(71,366)	(189,933)	(38,716)	(222,583)	(61,210)
Available for sales securities	100	3,687	—	3,787	1,042
Accured revenue	(34,456)	(70,341)	(34,456)	(70,341)	(17,409)
Impairment Losses on Investments	776,700	—	—	776,700	192,233
Investments equity-method(U.S.)	-	(667,750)	(262,982)	(404,768)	(111,311)
Investments equity-method (Japan)	-	547,875	—	547,875	150,665
Sub total	784,879	71,162	(569,333)	1,425,374	368,847

Foreign tax credit carry forwards	770,310	2,395,161	770,310	2,395,161	2,395,161
Tax exemption on research and development	-	350,928	—	350,928	350,928
Sub total	770,310	2,746,089	770,310	2,746,089	2,746,089

Total	1,555,189	2,817,251	200,977	4,171,463	3,114,936

Less: Valuation allowance	(770,310)				(150,665)

Net deferred tax assets (liabilities)	106,478				2,964,271

Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. In the year 2005, the Company will reapply for its designation as a venture company. However it is uncertain as to whether the Company will obtain this designation. Even if the Company ceases to enjoy the 50% reduction in corporate income tax rate in 2005, the Company will instead be entitled to a special tax exemption of 10% in corporate income tax rate for fiscal year 2005 by virtue of being a small-and medium-sized company. Accordingly, deferred income taxes as of December 31, 2004 were calculated based on the rate of 24.75%, and 27.50% for the amounts expected to be realized during the fiscal year 2005, and fiscal years thereafter, respectively.

17. Basic Earnings Per Share and Basic Ordinary Income Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the year. Basic ordinary earnings per share are computed by dividing ordinary income allocated to common stock, which is net income allocated to common stocks as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the year.

Weighted average number of common shares outstanding
The weighted average number of common shares outstanding for the years ended December 31, 2004 and 2003, are calculated as follows :

	Number of				Number of Days	Weighted average
	Shares	Period			outstanding	number of shares
						2004	2003
Common stock

Jan. 1, 2003, balance	340,000	2003. 1. 1	—	2003. 12.31	365	—	124,100,000

Increase in paid-in- capital in 2003	214,890	2003. 3.13		2003. 12.31	294	—	63,177,660

Stock split[1] :
Jan. 1, 2003, balance	3,060,000	2003. 1. 1		2003. 12.31	365	—	1,116,900,000

Increase in paid-in- capital in 2003	1,934,010	2003. 3.13	—	2004. 12.31	294	—	568,598,940

Jan. 1, 2004, balance	5,548,900	2004. 1. 1	—	2004. 12.31	366	2,030,897,400	—

						2,030,897,400	1,872,776,600

1Adjustment in number of shares in prior year was made in accordance with stock split effect in 2003.

Weighted average number	:	2004 :	2,030,897,400/	366	=	5,548,900
						shares

of common shares outstanding		2003 :	1,872,776,600/	365 =		5,130,895 shares

Basic earnings per share
Basic earnings per share and ordinary income per share for the years ended December 31, 2004 and 2003, are calculated as follows:

(in thousands of Korean Won, except per share amounts)
	2004	2003
Net income as reported in the statement of income	29,989,100	14,638,183
Less: Preferred stock dividends[1]	-	—

Net income allocated to common stock	29,989,100	14,638,183
Weighted average number of common shares outstanding during the year	5,548,900	5,130,895

Basic earnings per share and ordinary earnings per share	5,405	2,853

1There were no preferred stock dividends declared in 2004 and 2003.

Since there were no extraordinary gains or loss, basic ordinary income per share is identical to the basic earnings per share.

18. Transactions with Related Parties

Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2004 and 2003, and the related account balances outstanding as of December 31, 2004 and 2003, are as follows:

(in thousands of Korean Won)

	Sales		Puarchase		Receivables
	2004	2003	2004	2003	2004	2003
Gravity Interactive, LLC.	—	417,127	—	—	155,265	251,538
Major shareholder[1]	—	—	792,931	701,010	3,800,000	3,800,000
Ro Production	66,741	—	—	—	65,700	—

Total	66,741	417,127	792,931	701,010	4,020,965	4,051,538

1Rental payments and guarantee deposits of a rental agreement between the Company and major shareholder.

19. Foreign Currency Translation

As of December 31, 2004 and 2003, monetary assets and liabilities denominated in foreign currencies and related gains and losses on foreign currency translation for the years then ended are as follows:

(Only Korean Won in thousands)

Account	2004		2004			2003
	Foreign		Korean Won	Translation	Translation	Korean Won
	Currency		(Equivalents)	Gain	Loss	(Equivalents)

Cash and cash-	USD	349,580	364,892	210	—	123,271
Equivalents	JPY	19,792,656	200,316	152	—	190,332
		€29,409	41,848	96	—	—

Accounts	USD	3,148,992	3,286,918	—	114,858	—
receivable	JPY	164,575,562	1,665,620	64	1,041	—
		€75,402	107,294	—	435	—
	AUD	28,455	23,133	—	—	—

Short-term loans	USD	105,000	109,599	—	—	—
Long-term loans	USD	43,750	45,666	—	22,907	251,538

Sub-total			5,845,286	522	139,241	565,141
Accounts payable	USD	604,108	630,568	2,085	1,579	—
	JPY	39,390,038	398,655	—	2,829	—
		€17,265	24,568	83	10	—
	AUD	5,687	4,624	—	43	—
Sub-total			1,058,415	2,168	4,461	—

Total				2,690	143,702

20. Value Added Information

Details of accounts included in the computation of value added for the years ended December 31, 2004 and 2003, are as follows:

(in thousands of Korean Won)

	2004					2003
	Selling and			Research and
	administrative			Development
	expenses	Cost of goods sold	Development costs	expenses	Total	Total
Salaries	2,653,865	3,835,244	118,403	1,316,341	7,923,853	4,439,301
Provision for severance benefit	328,295	358,759	—	120,082	807,136	408,095
Employee benefits	431,502	175,618	6,448	71,272	684,840	416,115
Rent	440,026	312,156	11,560	118,689	882,431	827,221
Depreciation	705,804	977,790	144,001	28,097	1,855,692	1,511,061
Taxes and dues	145,397	113,303	4,890	45,810	309,400	140,108

	4,704,889	5,772,870	285,302	1,700,291	12,463,352	7,741,901

21. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the year ended December 31, 2004 and 2003, are as follows:

(in thousands of Korean Won)	2004	2003
Offset between account receivables and allowance for doubtful accounts	—	26,947
Adjustment of unamortized organizational cost to prior year accumulated deficit	—	3,504
Offset between discount on capital stock and additional paid in capital	—	14,616
Reclassification of capital lease to equipment	603,359	—
Reclassification of advanced payments to development cost	200,000	—

22. Subsequent event

On February 8, 2005, the Company registered with NASDAQ and sold 8 million American Depositary Shares (ADS), with the Company issuing the 5.6 million ADS and existing shareholders selling 2.4 million ADS for total proceeds of US$ 108 million. The price of ADS is US$13.50 per share, and four ADS are equivalent to one common share.
The funds raised will be used for research and development of “RAGNAROK2”, “REQUIEM” and other online games as well as game publishing.

23. Approval of financial statements

Financial statement of the Company will be approved by the board of directors on March 10, 2005.

24. Reclassifications

Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified to conform to the December 31, 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders’ equity.